

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 11, 2017

Via E-mail
Mr. Arturo M. Raschbaum
President and Chief Executive Officer
Maiden Holdings, Ltd.
13 Front Street
Hamilton HM12, Bermuda

Re: Maiden Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 6, 2017
File No. 001-34042

Dear Mr. Raschbaum:

We have reviewed your September 15, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible, when you will respond. If you do not believe that the comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2017 letter.

Notes to Consolidated Financial Statements
Note 9. Reserve for Loss and Loss Adjustment Expenses, page F-32

1. We have the following observations, regarding the paid and incurred loss triangles for each line of business that you provided in response to prior comments 1 and 2:
   - Favorable loss development for certain lines of business obscured unfavorable loss development for other lines of business. For example:
     - For the 2015 accident year as it developed in 2016 within the AmTrust Reinsurance segment, unfavorable loss development of $19 million for the General Liability line of business was obscured by favorable loss development of $24 million for the Workers Compensation line of business.
     - For the 2014 accident year as it developed in 2015 within the Diversified Reinsurance segment, unfavorable loss development of $28 million for the US

Property and International lines of business was obscured by favorable loss development of $47 million for the US Casualty line of business.

- The claims duration table on page 14 of your response shows that the average annual payout of claims can differ significantly depending on the line of business within each segment. For example, the average annual payout for the line of business, Other (Including Retrocessional Programs), paid out 62% in year 1, as compared to 28.4% for the entire AmTrust Reinsurance segment.

These observations appear to indicate that aggregation at the segment level obscures meaningful trending information for investors about the magnitude, timing and uncertainty of cash flows, associated with the liability for incurred losses and LAE. As a result, we believe that further disaggregation of your segment loss triangles is necessary. Refer to ASC 944-40-50-4H.

2. Regarding your adverse loss development, which amounted to $219.4 million in 2016, please provide us with the following:
   - A reconciliation of the aggregate net loss development of $219.4 million to the net loss development for each line of business in 2016 in the disaggregated paid and incurred loss triangles. In this regard, it appears that the sum of the net loss development reflected in each of these disaggregated loss triangles is significantly lower than $219.4 million disclosed on page F-32.
   - A disaggregated analysis of the $219.4 million net loss development by line of business explaining the underlying causal factors.
   - An explanation of the reinsurance arrangements governing "new premium ceded in 2016 on prior underwriting year contracts" and quantification of the impact on your operating results. In this regard, tell us how these arrangements have been presented in the applicable paid and incurred loss triangles.

You may contact Senior Staff Accountants, Frank Wyman at (202) 551-3660 or Ibolya Ignat at (202) 551-3636 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3636.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance